Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549

Form 11-K Filing Pursuant to a Tax Qualified Retirement Plan Subject to ERISA

(x) Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934
For the fiscal year ended December 31, 2001

Commission File Number 0-2287

Plan Name: Symmetricom Tax Deferred Savings Plan

Name of issuer of securities: Symmetricom, Inc.
2300 Orchard parkway
San Jose, CA 95131-1017

IRS Number: 95-1906306

Employer Signature: Deborah E Mackie

Name: Deborah E. Mackie
Title: VP Human Resources

Symmetricom, Inc.
Tax Deferred Savings Plan
Financial Statements
December 31, 2001 and 2000

SYMMETRICOM, INC.
TAX DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Table of Contents

Page

A MEMBER OF HORWATH INTERNATIONAL

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

mohler, nixon + williams

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Symmetricom, Inc.
Tax Deferred Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Symmetricom, Inc. Tax Deferred Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 6, 2002

635 Campbell Technology Parkway, Suite 100 • Campbell, California 95008-5088 • Tel 408.369.2400 • Fax 408.879.9485

www.mohlernixon.com • With offices in Campbell and Palo Alto

SYMMETRICOM, INC.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
Assets:		
Investments, at fair value	$ 9,110,691	$ 9,411,532
Participant loans	45,682	31,286
Assets held for investment purposes	9,156,373	9,442,818
Employer's contribution receivable	359,246	
Net assets available for benefits	$ 9,515,619	$ 9,442,818

See notes to financial statements.

SYMMETRICOM, INC.
TAX DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2001

Additions to net assets attributed to:	
Investment income:	
Dividends and interest	$ 166,021
Net realized and unrealized depreciation in fair value of investments	(818,239)
	(652,218)
Contributions:	
Participants'	1,529,556
Employer's	359,246
	1,888,802
Total additions	1,236,584
Deductions from net assets attributed to:	
Withdrawals and distributions	1,161,251
Administrative expenses	2,532
Total deductions	1,163,783
Net increase in net assets	72,801
Net assets available for benefits:	
Beginning of year	9,442,818
End of year	$ 9,515,619

See notes to financial statements.

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Symmetricom, Inc. Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in April 1989 by Symmetricom, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective October 4, 2001, the Company acquired the Telmex Corporation and the employees in the acquired company became eligible to enter and roll over funds into the Plan on the effective date of the merger.

Administration - Effective January 1, 2001, the Plan document was amended to appoint CIGNA Bank & Trust Company, FSB, to act as the trustee. Prior to January 1, 2001, a group of designated officers of the Company acted as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Connecticut General Life Insurance Company (CIGNA) to act as the third-party administrator and custodian. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Effective January 1, 2001, forfeited nonvested accounts will be used to reduce future employer contributions or offset Plan expenses.

Investments - Investments of the Plan are held by CIGNA and invested based solely upon instructions received from participants. Effective January 1, 2001, the Company added six additional investment options to the Plan including Company stock.

The Plan's investments in pooled separate accounts and Company stock are valued at fair value as of the last day of the Plan year, as reported by CIGNA. Participant loans are valued at cost, which approximates fair value.

The Plan's investment in the CIGNA Guaranteed Long-Term Fund has been reported in the financial statements at fair value. Fair value is the amount paid when funds are withdrawn prior to maturity. Investments in the guaranteed fund are intended to be held until maturity although early liquidation could result in a termination charge.

For the Plan's investment in the CIGNA Guaranteed Long-Term Fund, the Plan is credited with interest at the rate specified in the contract, which was 5.4% and 5.60% for the years ended December 31, 2001 and 2000, respectively.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated August 10, 1999. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of pooled separate accounts, a general account contract and Company stock offered by the Plan. Investments are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments in pooled separate accounts are managed by CIGNA, the custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2001, the Company matched 50% of employee contributions up to a maximum of 5% of the participants' compensation. In 2000, the Company matched 100% of each eligible participant's contribution up to a maximum of $500 per year. Participants must be employed on the last day of the Plan year to be eligible for the matching contribution.

Vesting - Participants are immediately vested in their contributions and in the employer contributions made prior to 2001. Effective January 1, 2001, employees are fully vested in the employer contributions allocated to their account after three years of service.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participant or beneficiary may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant's vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2001 carry interest rates which range from 7.5% to 9.5%.

NOTE 4 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

	2001	2000
CIGNA:		
Guaranteed Long-Term Fund	$3,110,851	$2,940,830
Growth & Income Fund	1,177,782	1,509,786
S&P 500 Index Fund	1,265,856	1,575,834
Fidelity Advisor Growth Opportunities Fund	1,120,315	1,248,268
Fidelity Advisor Value Strategies A Fund	807,826	556,236
Lifetime Funds	382,323	307,088
Neuberger & Berman Partners Trust Class Fund	71,177	73,219
Janus Worldwide Account	515,903	727,257
Janus Account	248,742	274,509
Fidelity Advisor Equity Growth Fund	204,798	133,916
Symmetricom, Inc. Common Stock	16,248	
State Street Global Advisory Interim Bond	100,815	
Large Cap Value/John A. Levin Fund	30,467	
Invesco Dynamics Fund	30,943	
Invesco Small Company Growth Fund	10,464	
American Century International Growth Fund	16,181	
Cash account		64,589
Participant loans	45,682	31,286
Assets held for investment purposes	$9,156,373	$9,442,818

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2001:

Pooled separate accounts	($ 812,739)
Common stock	(5,500)
	($ 818,239)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2001 was as follows:

Number of shares	Fair value
2,135	$16,248

NOTE 6 - PLAN TERMINATION AND/OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 7 - SUBSEQUENT EVENT

As of May 6, 2002, the Dow Jones Industrial Average and Nasdaq Composite indices have decreased by approximately 2% and 19%, respectively, since December 31, 2001, and the Plan's assets may have significantly decreased in value.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM, INC.
TAX DEFERRED SAVINGS PLAN

EIN: 95-1906306
PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	Connecticut General Life Insurance Company:		
*	Guarranteed Long-Term Fund	Annuity contract	$ 3,110,850
*	Growth & Income Fund	Pooled separate account	1,177,782
*	S&P 500 Index Fund	Pooled separate account	1,265,856
*	Fidelity Advisor Growth Opportunities Fund	Pooled separate account	1,120,315
*	Fidelity Advisor Value Strategies A Fund	Pooled separate account	807,826
*	Lifetime Funds	Pooled separate account	382,324
*	Neuberger & Berman Partners Trust Class Fund	Pooled separate account	71,177
*	Janus Worldwide Account	Pooled separate account	515,903
*	Janus Account	Pooled separate account	248,742
*	Fidelity Advisor Equity Growth Fund	Pooled separate account	204,798
*	Symmetricom, Inc. Common Stock	Company stock	16,248
*	State Street Global Advisory Interim Bond	Pooled separate account	100,815
*	Large Cap Value/John A. Levin Fund	Pooled separate account	30,467
*	Invesco Dynamics Fund	Pooled separate account	30,943
*	Invesco Small Company Growth Fund	Pooled separate account	10,464
*	American Century International Growth Fund	Pooled separate account	16,181
*	Participant loans	Interest rates ranging from 7.5% to 9.5%	45,682
		Total	$ 9,156,373

* Party-in-interest

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-53180 of Symmetricom, Inc., of our report dated May 6, 2002, relating to the financial statements and schedule of the Symmetricom, Inc. Tax Deferred Savings Plan included in this Annual Report on Form 11-K.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2002